[Letterhead of Sutherland Asbill & Brennan LLP]

February 12, 2008

VIA EDGAR

Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.
Registration Statement on Form N-2 filed January 18, 2008
File No. 333-148734

Dear Ms. Cole:

On behalf of Solar Capital Ltd. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2 (File No. 333-148734), filed with the Commission on January 18, 2008 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-147937), initially filed with the Commission on December 7, 2007, except for (i) information specific to the terms and manner of the Company’s proposed initial public offering and (ii) the inclusion of audited financial statements and related financial data, as well as disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm